June 30, 2008

Securities and Exchange Commission

Washington, D.C. 20549

We have been furnished with a copy of the response to Item 4.01 of Form 8-K/A for the event that occurred on May 21, 2008, to be filed by our former client, William Penn Bancorp, Inc. We agree with the statements made in response to that item insofar as they relate to our Firm.

Very truly yours,

/s/ Beard Miller Company LLP